

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 13, 2010

By Facsimile and U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

      **Re:    General Metals Corporation**
              **File No. 0-30230**
              **Form 10-K for the fiscal year ended April 30, 2009**
              **Filed August 13, 2009**

              **Form 10-Q for the period ended July 31, 2009**
              **Filed September 18, 2009**

              **Form 10-Q for the period ended October 31, 2009**
              **Filed December 21, 2009**

Dear Mr. Forbush:

      We have reviewed your supplemental response letter dated December 22, 2009 as well as your filings and have the following comments. As noted in our comment letter dated November 17, 2009 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Forms 10-Q/A for the periods ended October 31, 2008 and January 31, 2009

Exhibit 31

1.      We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. In this regard, your certifications reference that you reviewed these quarterly reports on Form 10-Q as opposed to

Form 10-Q/A.  Please file amendments to the Forms 10-Q/A for the periods ended October 31, 2008, and January 31, 2009, that includes *the entire periodic reports* and new, corrected certifications.

Forms 10-Q/A for the period ended January 31, 2009

Item 4.T Controls and Procedures, page 23

2.    You indicate in your opening explanatory paragraph that your disclosure controls and procedures were not effective, however you disclose in Item 4T that your disclosure controls and procedures are effective.  Please revise.

Form 10-Q/A for the period ended July 31, 2009

3.    We note you have amended your Form 10-Q to provide the disclosures required by Items 307 and *308(c) of Regulation S-K*.  In this regard, please revise your filing to include certifications which do not omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.

Form 10-Q for the period ended October 31, 2009

Note 5. - Significant Events, page 12

4.    We note your disclosures that you did not have enough authorized shares to settle your approximately 3.6 million common stock warrants beginning September 10, 2009.  We also note your disclosures that you evaluated the estimated fair market value of these warrants at that date and again at October 31, 2009 that they were immaterial to the financial statements for liability classification from equity.  In this regard, tell us the estimated fair value amounts as of the respective evaluation dates and how you determined that they are not material for the financial statements.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief